SECOND AMENDMENT TO PORTFOLIO MANAGEMENT AGREEMENT

For The ESG Growth Portfolio

AMENDMENT made this 12th day of September, 2017, to the Portfolio Management Agreement (“Agreement”) made the 23rd day of June, 2015, (“Effective Date”) between Mellon Capital Management Corporation, a corporation organized under the laws of California (“Portfolio Manager”), and The HC Capital Trust, a Delaware statutory trust (“Trust”) and previously amended on September 13, 2016.

Portfolio Manager and Trust agree that Schedule A of the Agreement is hereby replaced and superseded by the attached Schedule A.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

ATTEST:	Mellon Capital Management Corporation

	By:	/s/ Sheryl Linck
Sheryl Linck, Managing Director

ATTEST:	The HC Capital Trust (on behalf of The ESG Growth Portfolio)

	By:	/s/ Colette Bergman
Colette Bergman, VP & Treasurer

SCHEDULE A – AMENDED SEPTEMBER 12, 2017

Portfolio Manager shall be entitled to receive fees at different annual rates, based on the asset class in which assets of the account are invested, as set forth below. In each case, the annual rate set forth is to be applied to the average daily net assets of that portion of the Account allocated to the designated asset class (“Designated Assets”).

Designated Asset Class	Fee will be computed:

Domestic Large Cap Equity Securities

For the first thirty-six months following the Effective Date: After the third anniversary of the Effective Date:

At the rate of 0.09% of the net asset value of Designated Assets.

At the rate of 0.12% of the net asset value of Designated Assets if the net asset value of such assets is less than $100 million; and

At the rate of 0.09% of the net asset value of Designated Assets if the net asset value of such assets equals or exceeds $100 million,

Provided that an adjustment in the rate at which the fee is computed will be implemented:

(i) on the first business day of the calendar quarter following the date on which the value of Designated Assets crosses the breakpoints set forth in this schedule; and

(ii) in the case of an increase in the rate at which the fee is computed, such increase will only be implemented in the event that the change in the net asset value of the Designated Assets is the result of net withdrawals or net redemptions from the Account during the prior quarter.

Domestic Small and Mid Cap Equity Securities	At the rate of 0.12% of the net asset value of Designated Assets.

Developed Markets International Equity Securities

For the first thirty-six months following the Effective Date: After the third anniversary of the Effective Date:

At the rate of 0.14% of the net asset value of Designated Assets.

At the rate of 0.20% of the net asset value of Designated Assets if the net asset value of such assets is less than $100 million; and

At the rate of 0.14% of the net asset value of Designated Assets if the net asset value of such assets equals or exceeds $100 million,

Provided that an adjustment in the rate at which the fee is computed will be implemented:

(i) on the first business day of the calendar quarter following the date on which the value of Designated Assets crosses the breakpoints set forth in this schedule;; and

(ii) in the case of an increase in the rate at which the fee is computed, such increase will only be implemented in the event that the change in the net asset value of the Designated Assets is the result of net withdrawals or net redemptions from the Account during the prior quarter.

Emerging Markets International Equity Securities	At the rate of 0.18% of the net asset value of Designated Assets.